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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                        WILTEL COMMUNICATIONS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   972487 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  JULY 29, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------
---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   LUK Acquisition I, LLC
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [x]
                                                                                                                       (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 11,775,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            11,775,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   11,775,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.55%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

---------------------- ----------------------------------------------------------- ------------------------------------------------





                                       2

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   LUK Acquisition II, LLC
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [x]
                                                                                                                       (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 10,225,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            10,225,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   10,225,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.45%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

---------------------- ----------------------------------------------------------- ------------------------------------------------






                                       3

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (a) [x]
                                                                                                                        (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                     1,700,000
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 22,000,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                                1,700,000
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            22,000,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   23,700,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  47.40%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------


Item 1.              Security and Issuer.

                     This Statement constitutes Amendment No. 3 ("Amendment No. 3") to the statement on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia"), and its subsidiaries, LUK Acquisition I, LLC ("LUK I") and LUK Acquisition II, LLC ("LUK II"), with respect to the common stock, $0.01 par value per share (the "WilTel Common Stock"), of WilTel Communications Group, Inc., a Nevada corporation ("WilTel").

                     Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original 13D.


Item 4.              Purpose of Transaction.

                     On July 29, 2003, Leucadia withdrew its May 15, 2003 request that the Board of Directors of WilTel (the "Board") take action under the Stockholders Agreement to allow Leucadia to make an exchange offer of 0.3565 of a Leucadia common share for each share of WilTel. Leucadia's request was for the Board to permit an offer to go forward now for the 52.6% of WilTel not already owned by Leucadia rather than having to wait until October 15, 2004, at which time the proposed exchange offer would be permitted to be made under the Stockholders Agreement. A copy of Leucadia's press release is attached hereto as
Exhibit 2 and is incorporated herein by reference.

                     Subject to and depending upon availability at prices deemed favorable by Leucadia, Leucadia, directly or through its subsidiaries, may purchase additional shares of WilTel Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise, subject to compliance with the terms of the Stockholders Agreement and the transfer restrictions contained in WilTel's Articles of Incorporation.

                     Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 7.              Material to be Filed as Exhibits.

                     1. Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 3.

                     2. Press release of Leucadia National Corporation dated July 29, 2003.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated: July 29, 2003

                                      LUK ACQUISITION I, LLC

                                      BY: /S/ JOSEPH A. ORLANDO
                                          -------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: President



                                      LUK ACQUISITION II, LLC

                                      BY: /S/ JOSEPH A. ORLANDO
                                          -------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: President



                                      LEUCADIA NATIONAL CORPORATION

                                      BY: /S/ JOSEPH A. ORLANDO
                                          -------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: Vice President and
                                                  Chief Financial Officer

                                 EXHIBIT INDEX


     1. Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 3.

     2.   Press release of Leucadia National Corporation dated July 29, 2003.

























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